UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.

(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) No. 90.400.888/0001-42

Company Registration (NIRE) No. 35.300.332.067

Minutes of the Fiscal Council Meeting held on October 26, 2020

DATE, TIME AND PLACE: On October 26, 2020, at 08 a.m., by teleconference, the Fiscal Council of Banco Santander (Brasil) S.A. (“Company” or “Santander”) has met, with the attendance of the totality of its members.

CALL NOTICE AND ATTENDANCE: The call notice was dismissed due to the attendance of the members fully representing the Company’s Fiscal Council.

MEETING BOARD: João Guilherme de Andrade So Consiglio, President. Carolina Trindade, Secretary.

AGENDA: Analyze and issue an opinion on the proposal for declaration and payment of Interest on Equity.

RESOLUTIONS: The purpose of this meeting was to present to the members of the Fiscal Council the proposal of the Company's Board of Officers, ad referendum of the Annual Shareholders' Meeting to be held until April 30, 2021, for declaration and payment of Interest on Company’s Equity, pursuant to articles 17, item XVIII and 37, second paragraph, of the Company's Bylaws, in the gross amount of R$ 1,000,000,000.00 (one billion reais). Left it recorded that the decision is in accordance with the provisions of CMN Resolution nº 4,820/2020. After discussing the matter, the members of the Company's Fiscal Council, unanimously, favorably expressed the declaration and payment of Interest on Company's Equity, as proposed by the Board of Officers.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees. João Guilherme de Andrade So Consiglio, President. Carolina Trindade, Secretary. Signatures: Mr. João Guilherme de Andrade So Consiglio– President; Sr. Antônio Melchiades Baldisera e Sra. Louise Barsi – Members.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Carolina Trindade

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 26, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer